

April 16, 2019

Athanasios Feidakis
Chief Executive Officer
Globus Maritime Limited
128 Vouliagmenis Avenue
3rd Floor
166 74 Glyfada
Attica, Greece

Re: Globus Maritime Limited
Form F-3
Filed April 12, 2019
File No. 333-230841

Dear Mr. Feidakis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Steven J. Hollander, Esq.